July 15, 2024

Match Group, Inc.

8750 North Central Expressway, Suite 1400

Dallas, Texas 75231

Attn:	Bernard (“BK”) Kim, Chief Executive Officer Gary Swidler, President & Chief Financial Officer

cc: Board of Directors

Dear BK and Gary,

As you know, Starboard Value LP (together with its affiliates, “Starboard” or “we”) is a large shareholder of Match Group, Inc. (“Match”, “MTCH”, or the “Company”). As disclosed in our Schedule 13D filing today, Starboard beneficially owns approximately 6.6% of the outstanding shares of Match, making us the Company’s third largest shareholder. As we have discussed, Starboard is an investment management firm that seeks to invest in undervalued companies. Our approach to such investments is to actively engage and work closely with management teams and boards of directors to identify and implement opportunities to unlock value for the benefit of all shareholders. We appreciate the dialogue we have had with Match to date, and, as we have discussed, we believe the Company has an opportunity to create significant shareholder value.

Match is a growing, high-quality business in a secularly growing industry and is deeply undervalued. We are excited to own a large stake in an industry leader with significant room for improvement in operations, financial results, and capital allocation. We also believe that Match is a unique and highly valuable asset that may be well-suited to operate as a private company. It is incumbent upon Match’s Board of Directors (the “Board”) to determine the best path forward to create value, and we expect the Board to be open-minded about these options. As the Board evaluates the go-forward plan to create value as a public company, it must also fully understand the potential value creation opportunity available through a sale of the Company and compare the alternatives on a risk-adjusted basis.

Match is the global leader in online dating, with approximately 15 million paying users across its portfolio of dating apps, making it multiple times larger than its closest competitors. Match owns two of the online dating industry’s premier assets in Tinder and Hinge. Tinder is the world’s most popular dating app, generating approximately $2 billion of annual revenue from its nearly 10 million paying users. Hinge is a rapidly growing app that is taking significant share through its focus on users seeking to enter meaningful relationships. In addition, Match owns and operates a wide portfolio of dating apps focused on various demographics and geographies. We believe this portfolio approach provides Match with a robust competitive moat and allows for operational synergies across its dating apps.

Despite Match’s enviable market position and attractive business characteristics, the Company’s share price has significantly underperformed the market since its separation from its former parent, IAC, in July 2020. As shown below, over the last four years, Match’s share price has declined by nearly 70%, significantly trailing the broader market.

Match Share Price Performance Since Separation from IAC[1]

150.0%
125.0%
100.0%
75.0%
50.0%
25.0%
0.0%
(25.0%)
(50.0%)
(75.0%)
(100.0%)
Jul-20
Nov-20
Mar-21
Jul-21
Nov-21
Mar-22
Jul-22
Nov-22
Mar-23
Jul-23
Nov-23
Mar-24
Jul-24
75.0%
50.0%
25.0%
0.0%
(25.0%)
(50.0%)
(75.0%)
(100.0%)
(125.0%)
145.8%
81.2%
80.2%
(78.2%)
(69.5%)
MTCH
S&P 500
Nasdaq Composite
Russell 1000 Tech Index
BMBL (RHS)

As a result of its substantial long-term share price underperformance, the Company trades at a significant discount to a broad set of scaled technology companies. Match now trades at less than 8.5x 2024 free cash flow, a nearly 45% discount to the companies shown below.

We believe this attractive valuation does not properly reflect the quality of Match’s business or its opportunity to create value through improvements in revenue growth, profitability, and capital allocation.

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1 Source: Capital IQ. BMBL shown on right-hand axis wherein its IPO offer price is positionally indexed to MTCH’s indexed performance from IAC separation to BMBL IPO. Market data as of July 13, 2024.

2 Figures reflect Capital IQ consensus estimates as of July 13, 2024.

We believe Match has an opportunity to improve revenue growth from its expected 2024 growth rate of approximately 6%. In recent quarters, Match’s revenue growth has been hindered by user and payer declines at Tinder, Match’s largest app. We believe Tinder’s issues are driven, in large part, by a lack of innovation at the product level after years of viral growth. We believe these and other issues at Tinder are addressable and resolving them will drive improved results.

We believe BK’s experience in the gaming industry should provide transferable insights and are hopeful that the nearly 18 months he spent as Interim CEO of Tinder (and his continued focus on the business since then) have laid the foundation for meaningful product improvements. We are excited about the prospect of an improved Tinder. We expect the Company’s focus on substantial progress at Tinder to materialize in the form of tangible data points that show improving trends in the business in the near term. However, if performance fails to improve, we believe changes must be considered, which should include a thoughtful examination of whether Match’s best path forward would be as a private company.

Driven by its innovative user interface and engaging user experience, Hinge should continue its rapid growth, both in existing and new markets globally. In addition, the Company has recently stated that revenue growth in its portfolio of Emerging apps should outpace revenue declines in its legacy Evergreen app portfolio beginning next year, driving overall revenue growth in its Evergreen & Emerging segment. As the Evergreen & Emerging segment comprises approximately 20% of Match’s revenue, this inflection would be a materially positive development for the Company. However, if this improvement does not materialize, we would expect the Company to reformulate and reconsider its approach to resource allocation for this segment.

We believe Match has an opportunity to meaningfully improve its profitability. Despite significant revenue growth over the last five years – from approximately $2 billion of revenue in 2019 to an expected $3.6 billion this year – the Company’s adjusted operating margins have declined during this time. While revenue growth has slowed from nearly 20% in 2019 to an expected growth rate of approximately 6% this year, Match has not generated appropriate levels of operating leverage and has produced incremental margins below its consolidated margins, as shown below. This lack of margin improvement is particularly troubling because Tinder – which comprises more than 55% of Match’s revenue and has grown revenue at a double-digit CAGR from 2019-2024 – generates approximately 50% Adjusted EBITDA margins, meaning that growth from this segment should be margin accretive.

As shown above, Match’s cumulative incremental margins are below its consolidated margins. This does not make sense. For almost every company, especially internet companies, there should be significant operating leverage evidenced by incremental margins that are substantially higher than consolidated margins. We would expect incremental margins for Match to be in excess of 50%.

Additionally, as growth slows, companies should moderate expense growth such that margins improve – but Match has done the opposite. We believe Match has a continued runway for solid, sustainable revenue growth, and the flow-through from the true incremental margins of the business should drive meaningful margin improvement.

Furthermore, Match has opportunities to reduce expenses in multiple cost centers. We believe opportunities exist to rationalize costs in the Company’s General & Administrative function, in addition to other areas. We appreciate the recent commentary regarding the Company’s plans to generate $60 million of savings through technology platform consolidations, an opportunity that has been consistently mentioned during our diligence process. In aggregate, we believe these opportunities present a clear opportunity for Match to increase its adjusted operating margins to over 40%. Match should focus on achieving at least 40% margins – a target the Company has itself referenced – as soon as possible. This is a highly achievable goal, as Match generated 38% adjusted operating margins in 2019 with approximately 40% less revenue than it has today.

Given the strength of its balance sheet, we believe Match can augment the value creation opportunity that results from executing on the above initiatives through a more aggressive and systematic capital return program. Match’s current net leverage level sits at 2.3x, well below its 3.0x net leverage target, with no material near-term debt maturities. With Match expected to produce more than $1 billion of free cash flow this year and even greater amounts in the future, the Company has an opportunity to significantly reduce its share count given its currently depressed valuation. While we appreciate the Company’s recent commitment to use at least 75%

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3 2024E reflects Capital IQ consensus estimates.

of its free cash flow for share repurchases this year and to refrain from acquisitions, we believe Match should be more aggressive with share repurchases in the near term.

As shown above, Match is currently trading at less than 8.5x 2024 free cash flow, a level we believe dramatically undervalues the Company. At or around the current valuation, we believe Match should be using 75% or more of its free cash flow, plus some or all of the approximately $900 million of available capacity under its 3.0x net leverage target, to repurchase shares. These buybacks would enable Match to shrink its share count, and, if coupled with the operational improvement opportunities outlined above, these buybacks can significantly accelerate free cash flow per share growth. We believe there is no better use of cash for Match than repurchasing its own shares at this level.

We believe Match can generate $5.50 or more of free cash flow per share in 2026. As shown below, Match is trading at less than 6.0x pro forma free cash flow, representing a greater than 60% discount to the companies shown below, despite having a similar growth profile.

We believe executing on these operational and capital allocation opportunities will create significant value for Match’s shareholders. Should the Company fail to execute on these goals, or should the market continue to discount the opportunity, the Board should explore alternative value creation opportunities.4

It is the responsibility of the Board and management to create shareholder value over time, and the stock market provides the ultimate scorecard. While Match has unfortunately failed to sustainably create shareholder value over the last several years, we strongly believe in the value creation opportunity at Match. We look forward to continuing our constructive engagement with management and the Board.

Sincerely,

Jeffrey Smith

Managing Member Starboard Value LP

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4 Figures reflect Capital IQ consensus estimates as of July 13, 2024.